UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

         [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year end December 31, 1998

                                       OR


         [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from       to
                               -----    -----

Commission file number 1-9618



                   NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
                         401(k) RETIREMENT SAVINGS PLAN
                         ------------------------------
                            (Full Title of the Plan)




                       NAVISTAR INTERNATIONAL CORPORATION
                       ----------------------------------
                         455 North Cityfront Plaza Drive
                             Chicago, Illinois 60611

                 (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


         Navistar International Transportation Corp. 401(k) Retirement Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 1998 and 1997, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                    EXHIBITS
                                    --------


Exhibit Number                Description                            11-K Page
--------------                -----------                            ---------

      23                      Consent of Deloitte & Touche LLP          E-1


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.



                              Navistar International Transportation Corp.
                              -------------------------------------------
                                    401(k) Retirement Savings Plan
                                    ------------------------------

                                        By:  /s/ Mark T. Schwetschenau
                                             -------------------------
                                        Name:    Mark T. Schwetschenau
                                        Title:   Member, Navistar International
                                                 Transportration Corp.
                                                 Pension Fund Investment
                                                 Committee


                                                 June 2, 1999

                                                                      APPENDIX 1

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
------------------------------


    TABLE OF CONTENTS                                                     Page
    -----------------                                                     ----

    INDEPENDENT AUDITORS' REPORT                                            1

    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
    AND FOR THE YEARS THEN ENDED:
       Statements of Net Assets Available for Benefits                      2
       Statements of Changes in Net Assets
          Available for Benefits                                            3
       Notes to Financial Statements                                       4-9


    SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND
    FOR THE YEAR THEN ENDED:
       Schedule of Assets Held for Investment Purposes - Item 27(a)         10
       Schedule of Reportable Transactions - Item 27(d)                     11




    All other schedules are omitted because of the absence of the conditions under which they are required.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Navistar International Transportation Corp:

We have audited the accompanying financial statements of the Navistar International Transportation Corp. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
May 14, 1999
Chicago, Illinois

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------

ASSETS                                                   1998          1997
                                                         ----          ----
INVESTMENTS:

Navistar Pooled  Stock
  Master  Trust Fund -
  at market  value  (1998 - 1,062,453 units of
  participation, cost $7,819,170 and 1997
  - 697,325 units of participation,
  cost $5,428,589)                                  $  7,968,396    $  4,588,397
American Express Trust
  Collective Income Fund II -
  at market value (1998 -  2,565,675 shares,
  cost $40,057,667 and 1997 - 2,570,366 shares,
  cost $38,762,716)                                   47,317,982      44,709,382
American Express Trust Equity Index Fund -
  at market value (1998 - 1,529,383 shares,
  cost $25,998,610 and 1997 - 1,470,875 shares,
  cost $21,348,377)                                   53,552,854      40,084,274
IDS Selective Fund (Y) -
  at market value (1998 -  1,000,500 shares,
  cost $9,243,540 and 1997 - 767,551  shares,
  cost $7,075,797)                                     9,278,637       7,046,114
IDS New Dimensions Fund (Y) -
  at market value (1998 - 2,892,064 shares,
  cost $53,335,626 and 1997 - 2,786,925 shares,
  cost  $46,516,206)                                  83,421,578      66,501,616
Templeton Foreign Fund -
  at market value (1998 -  760,239 shares,
  cost $7,458,335 and 1997 - 769,713 shares,
  cost $7,761,131)                                     6,378,401       7,658,640
Participant loans                                      4,121,487       3,987,776
                                                    ------------    ------------

      Total investments                              212,039,335     174,576,199

RECEIVABLES:

Participant pre-tax contributions                        469,271         552,738
Participant after-tax contributions                       11,331           8,302
                                                    ------------    ------------

      Total receivables                                  480,602         561,040
                                                    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $212,519,937    $175,137,239
                                                    ============    ============

See notes to financial statements.

--------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------

                                                         1998            1997
                                                         ----            ----
ADDITIONS TO NET ASSETS:
Investment income:
  Net realized/unrealized appreciation
    in fair value of investments                   $  28,202,593   $  22,076,270
  Interest and dividend income                         6,427,505       6,574,937
                                                    ------------    ------------
      Total investment income                         34,630,098      28,651,207

Participant contributions:
  Pre-tax contributions                               14,528,937      12,292,840
  After-tax contributions                                209,626         196,762
                                                    ------------    ------------
      Total participant contributions                 14,738,563      12,489,602

Rollovers from other qualified plans                     104,540         192,400
Transfers from other qualified plans - net               612,268               -
                                                    ------------    ------------
      Total additions to net assets                   50,085,469      41,333,209
                                                    ------------    ------------

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants                         12,702,771       8,575,373
Transfers to other qualified plans - net                       -         787,001
                                                    ------------    ------------
      Total deductions from net assets                12,702,771       9,362,374
                                                    ------------    ------------
      Net increase                                    37,382,698      31,970,835


NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                  175,137,239     143,166,404
                                                    ------------    ------------

  END OF YEAR                                       $212,519,937    $175,137,239
                                                    ============    ============

See notes to financial statements.

--------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
------------------------------


NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 1998 AND 1997
--------------------------------

 1.      DESCRIPTION OF THE PLAN

         The following description of the Navistar International Transportation Corp. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

         General - The Plan is sponsored by Navistar International Transportation Corp. (the "Company") to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain of its affiliates who are participating under the Plan who meet certain length of service requirements. The Plan was established February 1, 1965, and has subsequently been restated and amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the "Code") and to modify the provisions of the Plan. Administrative expenses relating to the Plan are paid by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Trustee, American Express Trust, is authorized to hold and invest the assets of the Plan in accordance with the provisions of the Trust Agreement between the Company and the Trustee.

         In general, participation in this plan is limited to those eligible salaried employees of the Company whose initial date of hire is prior to January 1, 1996, and to eligible salaried employees of certain affiliates.

         Contributions - Contributions may be made to the Plan on a pre-tax basis, an after-tax basis, or a combination of both. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 25 percent of a participant's annual compensation or a prescribed dollar amount, indexed for inflation ($10,000 for 1998, and $9,500 for 1997). After-tax contributions are subject to annual maximum limits of 15 percent of annual compensation. Both pre-tax and after-tax contributions may be elected at a minimum level of one percent of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, neither after-tax contributions nor pre-tax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. The Plan permits the Company to make matching and discretionary contributions.

         Vesting - Company matching and discretionary  contributions are subject
         to  a  vesting  schedule  based  upon  the   participant's   length  of
         employment, and fully vest upon completion of five years of service.

         Non-vested Company matching contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions, employee after-tax contributions and rollover contributions are fully vested immediately. The Company did not make any matching or discretionary contributions to the Plan during the years ended December 31, 1998 and 1997.

         Investment Options - Participants may direct the investment of their account assets as follows:

         o American Express Trust Collective Income Fund II is a collective investment fund which invested in a diversified pool of investment contracts varying in maturity date, size and yield and short-term cash instruments.

         o    American   Express  Trust  Equity  Index  Fund   is  a  collective
              investment fund which invested primarily in nearly all of the same stocks as are in the Standard & Poor's 500 stock index.

         o IDS Selective Fund (Y) is a mutual fund which invested primarily in investment grade corporate bonds, government bonds, and other debt securities.

         o IDS New Dimensions Fund (Y) is a mutual fund which invested primarily in common stocks of United States companies.

         o Templeton Foreign Fund is a mutual fund which invested primarily in common stocks and other securities of companies and governments outside the United States.

         o Navistar International Corporation Common Stock Pooled Fund is a pool consisting primarily of Navistar International Corporation Common Stock and a small amount of short-term cash investments. Navistar International Corporation ("Navistar") is the parent of the Company.

              The shares of Navistar International Corporation and the units of a money market fund are pooled in a master trust and represented by units of the Navistar Stock Pool (the "Pool"). The value of each unit of the Pool is represented in terms of "net asset value" ("NAV"). The NAV per unit of the Pool is determined by dividing the value of all assets of the Pool by the total number of outstanding units of the Pool.

              The plans participating in the Master Trust Fund are allocated units of the Pool based on their respective percent interest and share in the assets of the Pool, investment income generated by assets of the Pool, and the gains/losses of the assets of the Pool by way of the increase/decrease of the NAV of each participating plan's allocated units of the Pool. Except that each participating plan may hold a different number of units of the Pool, each participating plan shares equally in the assets and investment experience of the Pool since the same NAV applies to all units of the Pool.

              The participating plans in the Master Trust Fund and their percent interest as of December 31, 1998 are as follows:

                   Navistar International Transportation Corp.
                   401(k) Retirement Savings Plan                     70.2%

                   Navistar International Transportation Corp.
                   401(k) Plan for Represented Employees              25.9%

                   Navistar Retirement Accumulation Plan               3.9%

         The following table presents the carrying value of investments of the Master Trust Fund as of December 31, 1998 and 1997 and the components of investment income for the two years then ended.

                                                         1998            1997
                                                         ----            ----

           Cash and cash equivalents                 $   176,042     $   148,796
           Navistar International Corporation
             Common Stock                             11,177,596       5,338,075
                                                     -----------     -----------
           Total investments                         $11,353,638     $ 5,486,871
                                                     ===========     ===========

           Net realized/unrealized appreciation
             in fair value of investments            $ 1,298,552     $ 2,176,820
           Interest and dividend income                   14,174           5,081
                                                     -----------     -----------
           Total investment income                   $ 1,312,726     $ 2,181,901
                                                     ===========     ===========

         Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund.

         Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option.

         Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from 1 to 5 years, with the exception of loans made for the purchase of a principal residence, which must be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.

         Payment of Benefits - Participants may request either an in-service or hardship withdrawal of certain of their account assets. An in-service withdrawal may be made for a portion of the value of the assets purchased with the participants' after-tax contributions and investment earnings thereon. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

         A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than April 1 following the year in which the participant becomes age 70-1/2 if the participant terminated employment prior to April 1, 1992, or age 65 if the participant terminated employment on or after April 1, 1992. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar Common Stock, the distribution will be made in cash.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation & Income Recognition - Participant loans are valued at cost which approximates market value. All other investments are presented at published market values. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

         Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

         Participant Withdrawals - As of December 31, 1998 and December 31, 1997, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

3.       TAX STATUS OF THE PLAN

         The Internal Revenue Service has issued a favorable determination letter, dated April 1996, that the Plan, as then designed, qualified under Sections 401(a) and 401(k) of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and thus the Plan and related trust are exempt from federal income taxes under Section 501(a) of the Code as of the financial statement date. Therefore, no provision for income taxes is included in the Plan's financial statements.

4.       AMENDMENT OR TERMINATION OF THE PLAN

         Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

 5.      INVESTMENTS EXCEEDING 5 PERCENT OF NET ASSETS

         The Plan's investments which exceeded 5 percent of net assets available for benefits as of December 31, 1998 and 1997 are as follows:

                                                         1998            1997
                                                         ----            ----
         American Express Trust
           Collective Income Fund II                 $47,317,982     $44,709,382
         American Express Trust
           Equity Index Fund                          53,552,854      40,084,274
         IDS New Dimensions Fund (Y)                  83,421,578      66,501,616

6.         BY FUND INFORMATION

           Investment income, participant pre-tax and after-tax contributions, benefits paid to participants and transfers to and from other qualified plans, by separate investment fund, are as follows for the years ended December 31, 1998 and 1997.
                                                        1998            1997
                                                        ----            ----

           Net realized/unrealized appreciation
            (depreciation) in fair value
            of investments:
              Navistar Pooled Stock
                Master Trust Fund                  $    857,759     $ 2,077,554
              American Express Trust
                Collective Income Fund II             2,718,332       2,610,537
              American Express Trust
                Equity Index Fund                    11,808,919       9,613,902
              IDS Selective Fund (Y)                     65,436          53,844
              IDS New Dimensions Fund (Y)            13,812,880       8,110,168
              Templeton Foreign Fund                 (1,060,733)       (389,735)
                                                    -----------     -----------
           Total                                    $28,202,593     $22,076,270
                                                    ===========     ===========

           Interest and dividend income:
              Navistar Pooled Stock
                Master Trust Fund                   $     5,377      $     4,349
              American Express Trust
                Collective Income Fund II                81,068           78,096
              American Express Trust
                Equity Index Fund                        81,235           65,753
              IDS Selective Fund (Y)                    591,549          486,359
              IDS New Dimensions Fund (Y)             4,945,060        5,084,340
              Templeton Foreign Fund                    723,216          856,040
                                                    -----------      -----------
           Total                                    $ 6,427,505      $ 6,574,937
                                                    ===========      ===========

           Participant pre-tax contributions:
              Navistar Pooled Stock
                Master Trust Fund                   $   178,680      $    39,238
              American Express Trust
                Collective Income Fund II             2,887,088        2,704,078
              American Express Trust
                Equity Index Fund                     3,695,643        2,710,910
              IDS Selective Fund (Y)                  1,017,015          855,205
              IDS New Dimensions Fund (Y)             5,635,617        4,861,542
              Templeton Foreign Fund                  1,114,894        1,121,867
                                                    -----------      -----------
           Total                                    $14,528,937      $12,292,840
                                                    ===========      ===========

           Participant after-tax contributions:
              Navistar Pooled Stock
                Master Trust Fund                   $     2,894      $       500
              American Express Trust
                Collective Income Fund II                52,615           56,882
              American Express Trust
                Equity Index Fund                        42,395           37,196
              IDS Selective Fund (Y)                     30,203           11,635
              IDS New Dimensions Fund (Y)                65,120           67,712
              Templeton Foreign Fund                     16,399           22,837
                                                    -----------      -----------
           Total                                    $   209,626      $   196,762
                                                    ===========      ===========

                                                        1998            1997
                                                        ----            ----
           Benefits paid to participants:
              Navistar Pooled Stock
                Master Trust Fund                   $   106,327      $    45,494
              American Express Trust
                Collective Income Fund II             4,385,829        3,971,537
              American Express Trust
                Equity Index Fund                     3,087,199        1,440,639
              IDS Selective Fund (Y)                    744,131          384,749
              IDS New Dimensions Fund (Y)             3,892,330        2,212,078
              Templeton Foreign Fund                    369,877          365,578
              Participant loans                         117,078          155,298
                                                    -----------      -----------
           Total                                    $12,702,771      $ 8,575,373
                                                    ===========      ===========

           Transfers from (to) other
             qualified plans - net:
              Navistar Pooled Stock
                Master Trust Fund                   $     1,427      $  (84,929)
              American Express Trust
                Collective Income Fund II                70,321        (232,201)
              American Express Trust
                 Equity Index Fund                      125,280        (175,078)
              IDS Selective Fund (Y)                     40,941          (6,531)
              IDS New Dimensions Fund (Y)               256,862        (243,717)
              Templeton Foreign Fund                     79,817         (23,118)
              Participant loans                          37,620         (21,427)
                                                    -----------      -----------
           Total                                    $   612,268      $ (787,001)
                                                    ===========      ===========

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
------------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a), DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                              DESCRIPTION OF INVESTMENT,
                                                              INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,                           RATE OF INTEREST, COLLATERAL,
(1)    LESSOR OR SIMILAR PARTY                                PAR OR MATURITY VALUE                         COST        MARKET VALUE
---    -------------------------------------------------      --------------------------------------        ----        ------------
 *     Navistar Pooled Stock Master Trust Fund                1,062,453  units of participation        $  7,819,170     $  7,968,396

       American Express Trust Collective Income Fund II       2,565,675  shares of beneficial
                                                                interest, collective investment fund     40,057,667       47,317,982

       American Express Trust Equity Index Fund               1,529,383 shares of beneficial
                                                                interest, collective investment fund     25,998,610       53,552,854

       IDS Selective Fund (Y)                                 1,000,500 shares of beneficial
                                                                interest, mutual fund                     9,243,540        9,278,637

       IDS New Dimensions Fund (Y)                            2,892,064 shares of beneficial
                                                                interest, mutual fund                    53,335,626       83,421,578

       Templeton Foreign Fund                                 760,239 shares of beneficial
                                                                interest,  mutual fund                    7,458,335        6,378,401

       Participant Loans                                      Interest rates ranging
                                                                from 6.67% - 10.30%,                      4,121,487        4,121,487
                                                                (maturing 1999 through 2008)           ------------     ------------

         TOTAL INVESTMENTS                                                                             $148,034,435     $212,039,335
                                                                                                       ============     ============

(1)   An asterisk indicates a party-in-interest.

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

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
------------------------------
SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d) YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------


Single Transactions  Exceeding 5% of Value - No transactions  qualified for this section.
Series  of  Transactions  with  the  Same  Broker  Exceeding  5% of  Value  - No transactions qualified for this section.
Series of Transactions in Same Security Exceeding 5% of Value:

                                                                 Number        Number
                                      Description                 of            of
     Identity of Issue                  of Asset               Purchases       Sales      Purchases          Sales        Net Gain
--------------------------      ---------------------------    ---------       ------     ---------          -----        ---------
IDS New Dimensions Fund (Y)     Mutual Fund                        107                   $13,373,016

IDS New Dimensions Fund (Y)     Mutual Fund                                     146                      $10,269,533     $3,712,334

American Express Trust
  Collective Income Fund II     Collective Investment Fund         100                    8,742,005

American Express Trust
  Collective Income Fund II     Collective Investment Fund                      120                        8,849,509      1,402,458

American Express Trust
  Equity Index Fund             Collective Investment Fund         106                    7,347,692

American Express Trust
  Equity Index Fund             Collective Investment Fund                      118                        5,688,029      2,990,573

Note:  The above list of  reportable  transactions,  provided  by American Express Trust, was  determined  by comparing  the current
       value of the transactions,   or  series  of  transactions,  on  the  transaction date(s), with 5 percent of the current value of the Trust assets at the  beginning  of  the  Plan  year;  and, as such, may include transactions which represent 5 percent of the assets of the Trust, but may not  represent  transactions  which  represent 5 percent of Plan assets.

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

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